Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Organization	Ownership Percentage
Piedmont Lithium Pty Ltd (f/k/a Piedmont Lithium Limited)	Australia	100%
Pronto Minerals, LLC	North Carolina	33%
Piedmont Lithium Carolinas, Inc.	North Carolina	100%
Gaston Land Company, LLC	North Carolina	100%
Lantern Resources Pty Ltd	Australia	51%
Piedmont Lithium Quebec Holdings, Inc.	Delaware	100%
Piedmont Lithium Ghana Holdings, Inc.	Delaware	100%